UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    ) *

FOOTHILLS EXPLORATION, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

34512J108

(CUSIP Number)

New Times Energy Corporation Limited

Attn: Katrina Lam

Room 1402, 14/F., New World Tower 1,

16-18 Queen’s Road Central, Hong Kong

(852) 3184-7198

with a copy to:

Liza L.S. Mark, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34512J108

1.	Names of Reporting Persons. Total Belief Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,083,334
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,083,334

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,083,334
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.8% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Based upon 15,050,627 shares of Common Stock outstanding as of August 22, 2018, as disclosed in the Issuer’s Quarterly Report or Form 10-Q filed by the Issuer with the SEC for the quarterly period ended June 30, 2018, that was filed on August 27, 2018.

CUSIP No. 34512J108

1.	Names of Reporting Persons. New Times Energy Corporation Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,083,334
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,083,334

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,083,334
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.8% (1)
14.	Type of Reporting Person (See Instructions) HC

(1)

Based upon 15,050,627 shares of Common Stock outstanding as of August 22, 2018, as disclosed in the Issuer’s Quarterly Report or Form 10-Q filed by the Issuer with the SEC for the quarterly period ended June 30, 2018, that was filed on August 27, 2018.

Item 1. Security and Issuer.

This Schedule 13D (“Schedule 13D”) relates to the shares of common stock, $0.0001 par value per share (the “Common Stock”), of Foothills Exploration, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 633 17th Street, Suite 1700, Denver, CO 80202.

Item 2. Identity and Background.

(a) This Schedule 13D is jointly filed by and on behalf of each of Total Belief Limited, a British Virgin Islands limited liability company (“Total Belief”), and New Times Energy Corporation Limited, a Bermuda limited liability company (“New Times,” and together with Total Belief, the “Reporting Persons”). The agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 99.1 and incorporated herein by reference. Total Belief is the record and direct beneficial owner of the securities covered by this Schedule 13D. Total Belief is a direct wholly owned subsidiary of New Times.

Schedule 1, attached to this Schedule 13D and incorporated herein by reference, provides certain requested information with respect to each executive officer and director, as applicable, of each Reporting Person (the “Schedule 1 Persons”).

New Times declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the beneficial owner of any securities directly held by Total Belief covered by this Schedule 13D.

(b) The address of the principal business office of each of the Reporting Persons is Room 1402, 14/F., New World Tower I, 16–18 Queen’s Road Central, Hong Kong.

(c) The principal businesses of New Times are oil and gas exploration and production in Argentina and commodities trading. The principal business of Total Belief is investment holding.

(d) Neither of the Reporting Persons, nor, to the best of the knowledge of the Reporting Persons, any of the Schedule 1 Persons, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither of the Reporting Persons, nor, to the best of the knowledge of the Reporting Persons, any of the Schedule 1 Persons, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person or Schedule 1 Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The place of organization of each Reporting Person is listed in paragraph (a) of this Item 2. The citizenship for each Schedule 1 Person is listed in Schedule 1 attached to this Schedule 13D and incorporated herein by reference.

Item 3. Source and Amount of Funds or other Consideration.

On December 30, 2016, Total Belief entered into a purchase and sale agreement (the “Purchase Agreement”) with the Issuer’s indirect wholly owned subsidiary, Foothills Exploration Operating, Inc. (“Foothills Operating”), whereby Foothills Operating purchased certain oil and gas interests and assets from Total Belief and certain of its subsidiaries, including, among others, Clear Elite Holdings Limited, a British Virgin Islands limited liability company, which is the owner of 100% of the membership interests of Golden Giants Limited, a British Virgin Islands limited liability company (“GGL”), which owns 750 units of membership interests (representing 75% total equity ownership) of Tiger Energy Partners International, LLC, a Nevada limited liability company (“TEPI”).

The total purchase price for the assets and ownership interests was $10,750,000, payable to Total Belief as follows:

•	a cash payment of $75,000 in connection with closing;

•	an additional cash payment of $675,000 payable within 10 business days following execution of the Purchase Agreement;

•

2,083,334 shares of Common Stock of the Issuer valued by the parties at $4,000,000, or at price per share of $1.92, issued in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended; and

•

a promissory note (the “New Promissory Note”) delivered at closing in the principal amount of $6,000,000 that (i) has a term of 18 months from the Closing Date (as defined in the Purchase Agreement), (ii) accrues no interest during its term and (iii) requires the entire principal amount to be due and payable upon maturity.

Pursuant to the Purchase Agreement, Foothills Operating acquired the assets of Total Belief and certain of its subsidiaries subject to their respective debt obligations, excluding any and all obligations under an existing promissory note, dated as of July 28, 2016, originally issued by GGL to a third party (the “Old Promissory Note”). Upon delivery of the New Promissory Note to Total Belief, the third party and GGL agreed, pursuant to a note transfer and assumption agreement (the “Note Transfer Agreement”), that Total Belief would assume GGL’s obligations under the Old Promissory Note in full and the third party would look solely to Total Belief for any payment due under the Old Promissory Note.

On November 17, 2017, the Issuer filed a Registration Statement on Form 8-A whereby it registered its Common Stock, including shares of Common Stock held by Total Belief, pursuant to Section 12(g) of the Exchange Act.

The foregoing descriptions of the Purchase Agreement, the New Promissory Note and the Note Transfer Agreement are qualified in their entirety by reference to the full text of the Purchase Agreement, the New Promissory Note and the Note Transfer Agreement, copies of which are filed as Exhibits 99.2, 99.3 and 99.4, respectively, to this Schedule 13D and are incorporated by reference herein.

Items 4 through 6 of this Schedule 13D are hereby incorporated by reference into this Item 3.

Item 4. Purpose of Transaction.

Total Belief holds such shares of Common Stock for investment purposes. The Reporting Persons intend from time to time to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, acquisition opportunities, the securities markets in general and for shares of Common Stock of the Issuer in particular, as well as other developments and other investment opportunities. Based upon such review, and subject to the agreements described above, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock of the Issuer or disposal of some or all of the shares of Common Stock of the Issuer currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons. In pursuing their investment purposes, the Reporting Persons plan to monitor the Issuer’s operations, merger and acquisition activity, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons have in the past and may in the future discuss such matters with one or more shareholders, officers or directors of the Issuer, industry analysts, existing or potential strategic partners, investment and financing professionals, sources of credit and other investors.

Except as set forth above, neither of the Reporting Persons nor, to the best of the knowledge of the Reporting Persons, any of the Schedule 1 Persons, currently has any plans or proposals that relate to: (a) the acquisition by the Reporting Persons or the Schedule 1 Persons of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the

Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above. The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

Item 5. Interest in Securities of the Issuer.

(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

(b) Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

Total Belief is the record and direct beneficial owner of the securities covered by this Schedule 13D. Total Belief has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the shares of Common Stock owned by it. As the parent company of Total Belief, New Times may be deemed to have the indirect power to vote or to direct the vote of (and the indirect power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by Total Belief. New Times does not own any shares of Common Stock directly and disclaims beneficial ownership of any shares of Common Stock beneficially owned by Total Belief.

As of the date hereof, neither of the Reporting Persons, nor, to the best of the knowledge of the Reporting Persons, any of the Schedule 1 Persons, owns any shares of Common Stock of the Issuer other than as set forth in this Item 5.

(c) Neither of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the Schedule 1 Persons, has effected any transactions in the class of securities reported on within the last sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

Except as otherwise described herein, neither of the Reporting Persons, nor, to the best of the knowledge of the Reporting Persons, any of the Schedule 1 Persons, has any contract, arrangement, understanding or relationship with any person with respect to the Common Stock of the Issuer or any other securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (filed herewith).

99.2	Purchase and Sale Agreement, effective as of December 30, 2016, by and between Total Belief and Foothills Exploration Operating, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 6, 2017).

99.3	Promissory Note issued to Total Belief by the Issuer (filed herewith).

99.4	Form of Note Transfer and Assumption Agreement (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 6, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 28, 2018	TOTAL BELIEF LIMITED

	By:	/s/ John Wing Yan Tang
	Name:	John Wing Yan Tang
	Title:	Director

NEW TIMES ENERGY CORPORATION LIMITED

	By:	/s/ John Wing Yan Tang
	Name:	John Wing Yan Tang
	Title:	Director and Chief Executive Officer

SCHEDULE 1

Directors of Total Belief Limited

The name and present principal occupation of each director of Total Belief Limited (“Total Belief”) are set forth below. Total Belief does not currently have any executive officers. The business address for each person listed below is Room 1402, 14/F., New World Tower I, 16–18 Queen’s Road Central, Hong Kong. To the knowledge of Total Belief, Cheng Kam Chiu Stewart is a Chinese citizen and John Wing Yan Tang is a citizen of Canada.

Name	Principal Occupation and Principal Business (if applicable)
Cheng Kam Chiu Stewart	Director
John Wing Yan Tang	Director

Directors and Executive Officers of New Times Energy Corporation Limited

The name and present principal occupation of each director and executive officer of New Times Energy Corporation Limited (“New Times”) are set forth below. The business address for each person listed below is Room 1402, 14/F., New World Tower I, 16–18 Queen’s Road Central, Hong Kong. To the knowledge of New Times, all executive officers and directors listed are Chinese citizens, except for John Wing Yan Tang, who is a citizen of Canada.

Name	Principal Occupation and Principal Business (if applicable)
Chan Chi Yuen	Director
Cheng Kam Chiu Stewart	Director and Chairman
Chiu Wai On	Director
John Wing Yan Tang	Director and Chief Executive Officer
Wong Man Kong Peter	Director
Yung Chun Fai Dickie	Director